FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2015 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On July 15, 2015 the registrant and TPSCo Announce Annual Technical Global Symposium (TGS) Events for 2015 to be held in Korea, Japan and the U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 15, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and TPSCo Announce Annual Technical Global Symposium (TGS) Events for 2015 to
be held in Korea, Japan and the U.S.

MIGDAL HAEMEK, Israel and TOYAMA, Japan, July 15, 2015 – TowerJazz, the global specialty foundry leader, and TowerJazz Panasonic Semiconductor Co. (TPSCo), the leading analog foundry in Japan, today announced details with respect to their worldwide Technical Global Symposium (TGS) 2015 events that will take place in Korea, Japan, and the U.S.  This year’s symposiums will focus on the theme, “Specialty IC Manufacturing for a Smart World” and will address the key megatrends that are driving rapid growth in analog/mixed-signal applications.

TGS 2015 will highlight TowerJazz and TPSCo’s extended and advanced technology offerings across all of their specialty analog business units, as well as the unique capabilities and dual sourcing at the companies’ six worldwide manufacturing facilities. Attendees will enjoy an engaging forum for discussion with company executives, industry experts and peers.

TGS 2015 dates and locations:

September 10	Seoul, South Korea – Registration is now open

October 20	Tokyo, Japan

November 18-19	Newport Beach, CA, US (Commercial and A&D)

At each event, TowerJazz CEO and TPSCo Chairman, Mr. Russell Ellwanger, will provide a keynote which will include the company’s performance, business strategy and focus on industry leadership through customer partnerships, innovative and superior technology, and worldwide manufacturing capabilities. TowerJazz and TPSCo executives will present their technology roadmaps and advanced specialty process solutions. In addition, invited speakers from leading semiconductor companies will share perspectives on industry trends and their engagements with TowerJazz and TPSCo.

TowerJazz and TPSCo offer advanced specialty technologies such as: RF, high performance analog (HPA), integrated power management, CMOS image sensors (CIS), and mixed-signal/CMOS as well as MEMS manufacturing capabilities and process services including development, transfer and extensive optimization as defined by customer need.

“As the leading global specialty foundry, TowerJazz is continuously focused on our mission ‘to bring to market solutions that provide unique value to our customers by attentively listening to and proactively providing for their needs. Growth in today’s semiconductor industry is being driven by the Internet-of-Things, green energy, automotive applications, and sensors. These markets align perfectly with TowerJazz’s broad portfolio of industry-leading, customizable process technologies.  Our worldwide TGS events provide customers with a forum to engage our technology experts, along with business unit, sales and executive management, and learn about our latest offerings and manufacturing capabilities, all with the goal of ensuring world class support and service,” said Gary Saunders, TowerJazz Senior Vice President of Worldwide Sales.

Sponsors at TGS events include: ARM, ANSYS, Cadence, GDSI, Innotech Corporation, Keysight Technologies Inc., Mentor Graphics, PacTech, Photronics, Presto Engineering, Silvaco, and SST (Silicon Storage Technology).

For more information and registration please visit: http://www.towerjazz.com/tgs.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit https://www.tpsemico.com/.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com